Exhibit 99.1

SCHEMES BECOME EFFECTIVE

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW OTC: NVAAF, FSE: QM3) is pleased to advise that a copy of the orders made by the Supreme Court of New South Wales (Court) approving the schemes of arrangement between Nova Minerals and its shareholders (Shareholders and Share Scheme) and Nova Minerals and holders of Nasdaq listed warrants (Listed Warrantholders and Warrant Scheme) (together, the Schemes) pursuant to which Nova Minerals Corp (US Holdco) will acquire all of Nova Minerals’ issued ordinary shares and listed warrants and become the new US holding entity of the Nova Minerals Group (as previously announced by Nova Minerals to ASX on 21 April 2026) has been lodged with the Australian Securities and Investments Commission.

This means that the Schemes have become legally effective. A copy of the orders made by the Court is attached to this announcement.

It is expected that Nova Minerals’ shares will be suspended from trading on the ASX with effect from close of trading today, 3 June 2026.

Further information

If you have any questions in relation to the Schemes, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia) Monday to Friday between 8:30 am and 7:00 pm (Sydney time).

This announcement has been authorised for release by the Company Secretary, Ian Pamensky.

For further information regarding Nova Minerals Limited, please visit the Company’s website (www.novaminerals.com.au).

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Nova Minerals Limited | ASX Announcement	2

Form 43
UCPR 36.11

D0002DPOZA

Issued: 2 June 2026 3:13 PM

JUDGMENT/ORDER

COURT DETAILS	
Court	Supreme Court of NSW
Division	Equity
List	Corporations List
Registry	Supreme Court Sydney
Case number	2026/00120223

TITLE OF PROCEEDINGS	
First Plaintiff	NOVA MINERALS LIMITED ACN 006690348
Corporation subject of the proceeding	NOVA MINERALS LIMITED

DATE OF JUDGMENT/ORDER	
Date made or given	2 June 2026
Date entered	2 June 2026

TERMS OF JUDGMENT/ORDER

VERDICT, ORDER OR DIRECTION

Brereton J makes the following orders:

THE COURT ORDERS THAT:

Share Scheme

1. Pursuant to section 411(4)(b) of the Corporations Act 2001 (Cth) (Corporations Act), the share scheme of arrangement between the Plaintiff and holders of fully paid ordinary shares in the Plaintiff (represented by shares listed on the Australian Securities Exchange, shares quoted on the Over-the-Counter Markets, and American Depository Shares listed on the National Association of Securities Dealers Automated Quotations), the terms of which are contained in the Scheme Booklet provided to the Court on 22 April 2026 (Share Scheme), be approved.

2. Pursuant to section 411(12) of the Corporations Act, the Plaintiff is exempt from compliance with subsection 411(11) of the Corporations Act in relation to the Share Scheme.

Warrant Scheme

3. Pursuant to section 411(4)(b) of the Corporations Act, the scheme of arrangement between the Plaintiff and holders of warrants in the Plaintiff listed on the National Association of Securities Dealers Automated Quotations, the terms of which are contained in the Scheme Booklet provided to the Court on 22 April 2026 (Warrant Scheme), be approved.

4. Pursuant to s 1319 of the Corporations Act and/or the Court's inherent power, nunc pro tunc, for the purpose of the majority in number test under s 411(4)(a)(i) of the Corporations Act, the Chair of the meeting shall treat a holder of NM Warrants that casts a vote both for and against the Warrant

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Scheme as voting in favour of that Scheme if such holder casts more votes for the Scheme than against the Scheme, and otherwise that it should be treated as voting against the Scheme, and any votes cast by it be treated as being against the Scheme.

5. Pursuant to section 411(12) of the Corporations Act, the Plaintiff is exempt from compliance with subsection 411(11) of the Corporations Act in relation to the Warrant Scheme.

Other

6. The Plaintiff lodge with the Australian Securities and Investments Commission a copy of the approved Share Scheme and Warrant Scheme at the time of lodging a copy of these orders.

7. These orders be entered forthwith.

THE COURT NOTES THAT:

8. Nova Minerals Corp will rely on the Court's approval of the Share Scheme and Warrant Scheme for the purposes of qualifying for exemption from the registration requirements of the Securities Act of 1933 (US), provided for by s 3(a)(10) of that Act, in connection with the implementation of, and the provision of scrip consideration under, the Schemes.

SEAL AND SIGNATURE

SUPREME COURT OF NEW SOUTH WALES

Signature	Rebel Kenna
Capacity	Principal Registrar
Date	2 June 2026

If this document was issued by means of the Electronic Case Management System (ECM), pursuant to Part 3 of the Uniform Civil Procedure Rules (UCPR), this document is taken to have been signed if the person's name is printed where his or her signature would otherwise appear.

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